UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-10449
CUSIP NUMBER 872916101

(Check one): ):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TVI Corporation
Full Name of Registrant

Former Name if Applicable

7100 Holladay Tyler Road
Address of Principal Executive Office (Street and Number)

Glenn Dale, MD 20769
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has filed this Form 12b-25 to notify the Commission that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Quarterly Report”) by the prescribed date. The principal reason for the delayed filing is that the registrant requires additional time to complete its assessment and evaluation of the impairment of registrant’s intangible assets, which may result in a non-cash charge for the third quarter ended September 30, 2008.  Additional information regarding the registrant’s intangible assets and the reasons for further evaluation are set forth in Item 7.01 of its Current Report on Form 8-K as filed on November 17, 2008, which is incorporated herein by reference.  Management has been working diligently to complete its assessment and evaluation of the impairment of the registrant’s intangible assets and expects to file the Quarterly Report within the time allowed by this extension under Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sherri S. Voelkel	(301)	352-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TVI Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2008	By	/s/ Sherri S. Voelkel

Sherri S. Voelkel
Senior Vice President and Chief Financial
Officer